AB 8/31

[redacted]

BB 8/30

SECUI 06009904 MISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2006
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-065500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MJ Whitman, LLC

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Dugan (212) 888-2290
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/21

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

MJ WHITMAN

OATH OR AFFIRMATION

I, Vincent Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MJ Whitman, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LINDA M. CARMICHAEL-Fields
Notary Public, State of New York
No. 41-4867754
Qualified in Queens County
Commission Expires Aug. 11, ~~1996~~ 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Member's Capital.
- X (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MJ WHITMAN

OATH OR AFFIRMATION

I, Vincent Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MJ Whitman, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LINDA M. CARMICHAEL-Fields
Notary Public, State of New York
No. 41-4867754
Qualified in Queens County
Commission Expires Aug. 11, ~~1996~~ 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Member's Capital.
- X (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.J. Whitman LLC

(A wholly-owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Financial Condition

December 31, 2005

M.J. Whitman LLC
Index
December 31, 2005

Page(s)

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110-1707
Telephone (617) 530 5000
Facsimile (617) 530 5001
www.pwc.com

Report of Independent Auditors

To the Member of M.J. Whitman LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of M.J. Whitman LLC and its subsidiary (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2006

M.J. Whitman LLC
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 7,747,899
Receivable from clearing broker	1,544,377
Receivable from affiliates	17,396
Taxes prepaid to Parent	331,025
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $315,152)	278,961
Other assets	106,565
Total assets	$ 10,026,223
Liabilities and Member's Capital	
Payable to affiliates	$ 12,759
Taxes payable to Parent	380,338
Accrued expenses	4,288,264
Total liabilities	4,681,361
Commitments and contingencies (Note 5)	-
Member's capital	5,344,862
Total liabilities and member's capital	$ 10,026,223

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Description of Business

M.J. Whitman LLC is a wholly-owned subsidiary of Third Avenue Holdings Delaware LLC (the "Parent") together with its wholly-owned subsidiary, Private Debt LLC, (collectively, the "Company"). The Company, a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"), was organized as a Limited Liability Company under the laws of the State of Delaware on May 15, 2002 to assume the business of M.J. Whitman, Inc., a New York Corporation. Affiliated Managers Group, Inc. holds an indirect majority equity interest in the Company. The Parent also owns Third Avenue Management LLC, an investment advisor to the Third Avenue family of mutual funds, separately managed accounts, and other investment products.

The Company provides brokerage services to institutional and retail clients. The Company has a clearing agreement with Bear, Stearns Securities Corp. ("Bear, Stearns"). All of the Company's customer accounts are introduced on a fully disclosed basis to, and carried by, Bear, Stearns. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision (k)(2)(i) and (k)(2)(ii) of such rule.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates
The statement of financial condition include the accounts of M.J. Whitman LLC and its wholly-owned subsidiary, although M.J. Whitman LLC does not guarantee any liabilities or obligations of the subsidiary. All significant intercompany accounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments, including money market mutual funds and marketable securities with original maturities of three months or less, to be cash equivalents. At December 31, 2005, cash equivalents included investments in money market mutual funds of $4,040,840 and an investment in a United States Treasury Bill, maturing on January 26, 2006, valued at its amortized cost of $3,491,190.

Furniture, Equipment and Leasehold Improvements
Property and equipment are stated at cost and are being depreciated over their estimated useful lives, ranging from five to seven years, using the straight-line or accelerated methods. The difference between the accelerated method and the straight-line method is not material. Leasehold improvements, which are at cost, are amortized over the shorter of their estimated useful lives or the term of the leases. Costs of maintenance and repairs are changed to expense, while costs of significant renovations and betterments are capitalized.

Income Taxes

The Company, as a limited liability company, is not subject to federal or New York State income taxes. The Parent, as the sole member of the LLC, is responsible for reporting the Company's income and expenses on its partnership tax returns. The Company is subject to New York City unincorporated business taxes, with its results being included in the New York City unincorporated business tax return filed by its Parent. The Company and its Parent file tax returns in other jurisdictions, some of which impose tax on limited liability companies.

3. Regulatory Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, pursuant to SEC Rule 15c3-3. At December 31, 2005, the Company had net capital of $4,530,098, which exceeded the required net capital of $250,000 by $4,280,098.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and Bear, Stearns which requires, among other things, for Bear, Stearns to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company operates under an exemptive provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company maintains a "Special Account for the Exclusive Benefit of Customers" pursuant to paragraph (k)(2)(i) of that rule, and the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through Bear, Stearns on a fully disclosed basis.

4. Furniture Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2005 are summarized as follows:

Furniture and equipment	$ 367,645
Leasehold improvements	226,468
Less: Accumulated depreciation and amortization	(315,152)
	$ 278,961

5. Commitments and Contingencies

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

In the ordinary course of its business activities, the Company is subject to claims, legal proceedings and other contingencies. Any such potential matters are subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Parent is obligated under non-cancelable lease agreements through August 2011, although the Company will share the expense with its affiliates. Minimum rental commitments of the Parent under these leases are as follows:

Year Ending December 31	Minimum Rental Commitments
2006	$ 1,518,367
2007	1,754,559
2008	1,774,007
2009	1,793,455
2010	1,811,282
2011 and thereafter	1,207,521

6. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counter parties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with Bear, Stearns, the Company is liable for amounts uncollected from customers introduced by the Company. As Bear, Stearns' right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements.

7. Related Party Transactions

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities. Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed. If such balances are not reimbursed, interest is charged to the appropriate entity at the stated month end broker call rate.